[EATON LETTERHEAD]

January 22, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
Washington, D.C. 20549

Attention:     John Cash, Accounting Branch Chief
Office of Manufacturing and Construction

Re:        Eaton Corporation plc
Form 10-K for the Year Ended December 31, 2014
Filed February 26, 2015
Definitive Proxy on Schedule 14A
Filed March 13, 2015
File No. 0-54863

Dear Mr. Cash:

Set forth below are the responses of Eaton Corporation plc (the “Company” or “Eaton”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 30, 2015, relating to the Company’s Form 10-K for the year ended December 31, 2014 and our 2015 Definitive Proxy Statement. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Year Ended December 31, 2014

General

1.
In your letters to us dated January 9, 2013 and February 18, 2013, you discussed contacts with Syria and Sudan. Moeller’s website, which includes your logo, provides contact information for Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about contacts with Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your 2013 letters, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. For instance, we are aware of a 2015 news article reporting that you supply superchargers to Volvo. Several Volvo entities’ websites cite business contacts with Syria and Sudan. You should describe any products, services, technology or components you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

January 22, 2016

Since our January 9 and February 13, 2013 submissions, Eaton’s contacts with Syria and Sudan have been performed in full compliance with U.S. laws and regulations, and all sales to those countries required no license under the U.S. Treasury Department’s Office of Foreign Assets Control rules. Trade compliance continues to be managed by Eaton’s Global Trade Management (“GTM”) organization. As previously described, GTM oversees screening of Eaton’s suppliers and customers, maintains policies and procedures to ensure compliance, and provides training on U.S. sanctions throughout the world.

Where U.S. law permits Eaton’s non-U.S. affiliates to sell to Syria or Sudan, those affiliates have and may continue to sell products and services to those countries. In actual fact, these sales are de minimis.

Since the January 9 and February 13, 2013 letters, the amount of sales to Sudan and Syria have further decreased in both absolute and relative terms. Furthermore, since 2011, Sudan split into two countries: North Sudan, over which U.S. sanctions still apply, and South Sudan, whose U.S. sanctions pertain almost exclusively to South Sudanese individuals named in the Federal Register, to whom we have made no sales.

Sudan

For Sudan, all products sold consisted of filtration sheets used in manufacturing beer and soft drinks by an affiliate of SAB Miller in South Sudan. All of these sales were made from European entities.

2013	2014	9 months ended September 30, 2015
$3,543	$718	$2,123

Syria

For Syria, 2013 sales consisted of electrical products for power quality control, industrial controls and protection, and power distribution. These included molded case circuit breakers, distribution panels, contactors, push buttons, relays, transformers, switching devices and low-voltage frequency drives. All of these sales were made from European entities. Since 2013, Eaton has made no sales to Syria.

2013	2014	9 months ended September 30, 2015
$247,641	$0	$0

Generally, Eaton is not aware of the identity of customers downstream from our immediate customers. It is common for Eaton products to be incorporated into other products, such as aircraft, cars, trucks, hydraulic equipment, etc. Original equipment manufacturers such as Volvo, located outside U.S. jurisdiction, may sell finished products containing Eaton’s manufactured parts to customers in U.S. embargoed countries without Eaton’s knowledge of specific transactions involving its products. Similarly, distributors located in countries other than the U.S. may sell Eaton’s manufactured products into Syria or Sudan without Eaton’s knowledge of specific transactions involving its products. In the case of the specific sales listed above, the filtration sales were made through an Eaton distributor in South Africa. The electrical Syrian sales were through a former agent located in Syria and to a former distributor located in Syria.

January 22, 2016

2.
Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

The Company does not consider these contacts, either individually or in the aggregate, to be material for purposes of the Commission’s disclosure requirements. Accordingly, we believe they pose no investment risk to our security holders. In making this determination, we have considered the quantitative and qualitative factors that a reasonable investor would find important in making an investment decision, including the potential impact on Eaton’s reputation.

From a qualitative perspective, we believe these isolated, de minimis transactions will have no impact on the Company’s reputation. As you note, various state and municipal governments, universities, and other investor groups have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Given the de minimis volume of the transactions described above, the Company believes any attention from such groups would be unlikely and/or unwarranted.

3.	Please tell us whether any of the contact with Syria and Sudan you discuss above involve dual use products or components.

“Dual use” is not a defined term under U.S. law or regulation. Accordingly, our response herein is based on the common understanding of that term, meaning technology or products classified above EAR 99 under the Bureau of Industry Securities Export Administration Regulations. On this basis, none of the sales described above included “dual use” products.

January 22, 2016

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 32
Short Term Performance Based Compensation, page 41

4.
In future filings, please clearly describe how the actual award as a percentage of target is calculated. For example, based on the provided disclosure it is unclear how Mr. Cutler achieved 109% of the target for fiscal year 2014.

In future filings, we will include a more detailed explanation of the calculation for NEOs’ actual Senior EIC awards as a percentage of target consistent with the following example regarding the Committee’s process for Mr. Cutler for 2014.

As illustrated by the table below, the Committee considered the following factors in determining Mr. Cutler’s 2014 actual annual Senior EIC award:

•	The maximum award generated by the Net Income Pool ($5,379,000) under the Senior EIC Plan;

•	Mr. Cutler’s target opportunity of 140% of salary ($1,680,000);

•
In addition to the Net Income Pool funding goal, the Committee sets subordinate EPS and Cash Flow Return on Gross Capital performance objectives for the Senior EIC Plan that are considered in exercising negative discretion. The Company’s actual performance relative to these subordinate goals was 95% of target; and

•	Mr. Cutler’s individual performance relative to the individual performance goals described on page 42. The Committee determined his individual performance rating relative to these goals was 115%.

Sr. Net Income Pool Allocation	Sr. EIC Target		Corporate Performance		Individual Performance		Award	Award as % of Target
$5,379,000	$1,680,000	x	95%	x	115%	=	$1,835,400	109%

Grants of Plan-Based Awards in 2014, page 56

5.
We note your disclosure that named executive officers will receive $0 at the threshold for both the Senior EIC and ESIP awards; however, the disclosure in your CD&A indicates that these officers will receive 50% of the target when the threshold is achieved. In future filings, please disclose the respective amounts awarded when the threshold is achieved. See Instruction #2 to Item 402(d) of Regulation S-K.

In future filings, we will disclose in the Grants of Plan-Based Awards table the threshold opportunity (historically 50% of target) for any payment instead of the minimum payment that can be generated by our annual and long-term incentive plans.

January 22, 2016

6.
Please supplementally explain why you reported your ESIP plan as non-equity compensation rather than as equity compensation. This comment also applies to your summary compensation table. See Item 402(a)(6)(i) of Regulation S-K.

We have historically disclosed our long-term performance plan as non-equity incentive compensation because there is no opportunity to settle awards in shares. Per S-K 402(a)(6)iii, an “equity incentive plan” is one in which awards fall within the scope of FASB ASC Topic 718, that is, one with an embedded right to stock settlement. Plans that do not fall within the scope of Topic 718 are “non-equity incentive plans”. The awards in question are initially expressed as cash, and although the target is converted to phantom shares, the awards are settled in cash per the terms of the Plan. Effective in 2015, the long-term performance based awards for periods beginning January 1, 2015 and after will be granted from Eaton’s shareholder approved stock plan. These opportunities are denominated in performance share units and will be settled in shares and therefore will be characterized as equity throughout our Compensation Discussion and Analysis and all related tables.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that the Staff contact the undersigned at 440-523-4376 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

/s/ Richard H. Fearon

Richard H. Fearon
Principal Financial Officer